Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168160
PROSPECTUS
$10,000,000
PURE CYCLE CORPORATION
COMMON STOCK

          This prospectus relates to the potential offer by Pure Cycle Corporation of shares of common stock, 1/3 of $.01 par value, with an aggregate initial offering price not to exceed $10,000,000 consisting of shares with an aggregate initial offering price of $4,300,000 being currently registered and shares with an initial offering price of $5,700,000 registered on July 19, 2007 which have been carried forward onto the registration statement of which this prospectus is a part.
          Pure Cycle Corporation’s common stock is listed on the NASDAQ Capital Market under the symbol “PCYO.” On July 27, 2010, the last reported sales price of our common stock on the NASDAQ Capital Market was $2.60 per share.
          The common stock offered by this prospectus may be offered directly to you or through agents or dealers. See “Plan of Distribution.” The names of any underwriters, dealers or agents will be included in a supplement to this prospectus, along with any applicable fee, commission or discount arrangement.
          This prospectus may not be used to offer and sell shares of common stock to be newly issued by us unless accompanied by the applicable prospectus supplement. You should read this prospectus and any supplement carefully before you invest.
          Investing in our securities involves risks. For a discussion of certain risks that should be carefully considered by prospective investors, see “Risk Factors” beginning on page 4 of this prospectus.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is July 28, 2010.

As used in this prospectus, the terms “Pure Cycle,” “we,” “our,” “ours” and “us” refer to Pure Cycle Corporation. When we refer to “shares” throughout this prospectus, we include all rights attaching to our shares of common stock under any shareholder rights plan then in effect.
ABOUT THIS PROSPECTUS
          This prospectus is part of a registration statement that we have filed with the SEC using a shelf registration process. Under this shelf registration process, we may sell shares of our common stock in one or more offerings up to a total dollar amount of $10,000,000. Each time we sell shares with this prospectus, we will provide you with a prospectus supplement that will contain specific information about the terms of that offering including, among other things, the number of shares sold and the price. The prospectus supplement may also add to, update or change information in this prospectus. You should read carefully this prospectus, any prospectus supplement, and the additional information described below before making an investment in our shares.
          This prospectus does not contain all the information provided in the registration statement we filed with the SEC. For further information about us or the securities offered by this prospectus, you should refer to that registration statement, including the exhibits filed with the registration statement and the information incorporated by reference into the registration statement, which you can obtain from the SEC as described below under the heading “Where You Can Find More Information.” You should not assume that the information in this prospectus, any accompanying prospectus supplement or any document incorporated by reference, is accurate as of any date other than the date of such document.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus, including the information incorporated by reference, contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The use of any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend” and similar expressions, as they relate to us, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. We cannot assure you that any of our expectations will be realized. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, without limitation, the timing of development of the areas where we may sell our water, including uncertainties related to the real estate market generally and the development of projects we currently have under contract, the market price of water, changes in customer consumption patterns, changes in applicable statutory and regulatory requirements, uncertainties in the estimation of water available under decrees, costs of delivery of water and treatment of wastewater, uncertainties in the estimation of costs of construction projects, the strength and financial resources of our competitors, our ability to find and retain skilled personnel, climatic and weather conditions, labor relations, availability and cost of material and equipment, delays in anticipated permit and construction dates, environmental risks, the results of financing efforts and the ability to meet capital requirements, and general economic conditions and other risks detailed in this prospectus under the heading “Risk Factors” and in our periodic report filings with the SEC.
          All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements above. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

PROSPECTUS SUMMARY
The Company
          Pure Cycle Corporation is a water and wastewater service provider engaged in the design, construction, operation and maintenance of water and wastewater systems. We contract with land owners, land developers, home builders, cities, and municipalities to design, construct, operate and maintain water and wastewater systems using our water portfolio, which includes surface water and groundwater supplies, surface water storage, alluvial aquifer storage, and reclaimed water supplies. We generate cash flows and revenues primarily from (i) water and wastewater tap (connection) charges and (ii) monthly service fees and consumption charges. Water and wastewater tap fee charges are one-time fees paid by developers or other customers for the right to obtain service from us. A portion of the tap fee revenue is used by us to construct various facilities to withdraw, store, treat, and distribute potable water; to collect and treat wastewater and to store, treat, and distribute reclaimed and raw water for irrigation and other non-potable uses. Monthly water service fees, consumption charges (based on metered deliveries of potable water and irrigation water, which are billed at different rates), flat monthly wastewater service fees, and other service related fees are paid by our customers (e.g., homeowners, businesses, institutional facilities, etc.). We currently provide water services to approximately 247 single-family-equivalent water connections and 157 single-family-equivalent wastewater connections located in the southeastern Denver metropolitan area. We also provide contract operating services to other water providers, land owners, etc., where we manage specific functions of their water and/or wastewater systems.
          We have a vertically integrated business model which provides us with control and efficiency in the provision of water and wastewater services by owning all components necessary to offer complete water and wastewater services. Having a vertically integrated system means we own all assets required to provide water and wastewater services, including the following:
•	Water rights used to provide domestic and irrigation water to customers;

•	Infrastructure required to withdraw, treat, store and deliver domestic water to customers;

•	Infrastructure required to collect, treat, store and reuse wastewater; and

•	Infrastructure required to treat and deliver reclaimed water for irrigation customers.
          Our water rights are described in more detail in Part I – Item I – Business: Our Water Assets of our 2009 Annual Report on Form 10-K filed with the SEC on November 13, 2009. In summary we own over 12,000 acre-feet of decreed groundwater and surface water rights in the Denver area and have the exclusive right to use, through the year 2081, approximately 13,400 acre-feet of decreed groundwater and surface water located at the “Lowry Range” (defined in Part I – Item I – Business: Our Water Assets – The Lowry Range Property of our 2009 Annual Report on Form 10-K). In addition to these Denver based assets, we also own approximately 60,000 acre-feet of Arkansas River water which is currently being used to irrigate approximately 17,500 acres of land we own in southeastern Colorado, and 70,000 acre-feet of conditionally decreed Colorado River water rights on the western slope of Colorado. Along the Front Range of Colorado, there are over 70 separate water providers with varying needs for replacement and new water supplies. We believe that we are well positioned to assist area water providers in meeting their future water needs. Based on independent engineering estimates, our Denver portfolio together with our Arkansas River supplies can provide water service to approximately 180,000 single family equivalent connections.
     Our corporate offices are located at 500 E. 8th Ave, Suite 201, Denver, CO 80203. Our telephone number is (303) 292-3456. Our web site is http://www.purecyclewater.com. The information on our website does not constitute part of this prospectus or the documents incorporated herein by reference.

RISK FACTORS
          An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties and all other information contained or incorporated by reference in this prospectus, including the risks and uncertainties discussed under “Risk Factors” in our most recent Annual Report on Form 10-K and all other documents incorporated by reference into this prospectus, as updated by our subsequent filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the risk factors and other information included in the applicable prospectus supplement.
          Additional risks and uncertainties of which we are not currently aware or which we currently do not believe are material may also exist. The occurrence of any of these risks could materially and adversely affect our business, financial condition, results of operations or cash flows. In any such case, the trading price of our common stock could decline, and you could lose all, or a part, of your investment.
USE OF PROCEEDS
          Unless a prospectus supplement indicates otherwise, the net proceeds we receive from the sale of the offered shares will be used to pay outstanding indebtedness, for water system expenditures, and for working capital and other general corporate purposes, including acquisitions.
PLAN OF DISTRIBUTION
          We may sell the offered shares directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or the purchasers.
          The offered shares may be sold in one or more transactions:
•	at fixed prices;

•	at prevailing market prices at the time of sale;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.
          These sales may be effected in transactions, which may include block transactions, in the following manner:
•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions other than on these exchanges or services or in the over-the-counter market;

•	through the issuance and exercise of derivative securities, including without limitation options, warrants and convertible securities;

•	through the settlement of short sales; or

•	any other method permitted pursuant to applicable law.

          In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.
          We may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the offered shares and deliver these shares to close out short positions or loan or pledge the underlying shares to broker-dealers that in turn may sell these shares.
          The aggregate proceeds to us from the sale of the offered shares will be the purchase price of the shares less any discounts and commissions.
          The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
          Any underwriters, broker-dealers or agents that participate in the sale of the offered shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any commissions paid, or discounts or concessions allowed, to any broker-dealer in connection with any distribution of the offered shares may be deemed to be underwriting discounts and commissions under the Securities Act. At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate number of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from us and any discounts or commissions allowed or paid to broker-dealers.
          Underwriters and agents may be entitled to indemnification by us against some civil liabilities, including liabilities under the Securities Act, or to contributions with respect to payments which the underwriters or agents may be required to make relating to these liabilities. Underwriters and agents may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.
          There can be no assurance that we will sell any or all of the shares of common stock registered pursuant to the registration statement of which this prospectus is a part.
DESCRIPTION OF COMMON STOCK
          The summary of the terms of our common stock set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to our Articles of Incorporation and Bylaws, both as they may be amended from time to time and both of which are incorporated herein by reference. See “Where You Can Find More Information” for information on how to obtain copies of these documents.
          We are authorized to issue 40,000,000 shares of common stock, par value one-third of one cent ($.00333) per share. As of July 27, 2010, there were 20,206,566 shares of common stock outstanding.
Dividend Rights
          Each share of common stock has an equal and ratable right to receive dividends when, as and if declared by our board of directors out of the assets legally available for that purpose and subject to the preferential dividend rights of any other classes or series of stock then outstanding.

Voting Rights
          Each share of common stock is entitled to one vote on all matters as to which holders of common stock are entitled to vote. Holders of not less than a majority of the shares entitled to vote at any meeting of shareholders constitute a quorum unless otherwise required by law. Except with respect to the election of directors or as otherwise required by law or the Articles of Incorporation, a proposal is approved if the number of votes cast in favor of the proposal exceeds the number of votes cast against the proposal.
Election of Directors
          Directors hold office until the next annual meeting of shareholders. Directors are elected by a plurality of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Cumulative voting is not permitted. The Arkansas River Agreement between us and High Plains A&M LLC (“HP A&M”), dated August 31, 2006, obligates the Company to nominate and solicit proxies for a director nominee designated by HP A&M through the earlier of (i) the annual meeting of the Company’s shareholders held following the fiscal year ended August 31, 2010, (ii) the date on which the Company fully discharges its obligation to pay the Tap Participation Fee, or (iii) August 31, 2011. In addition, Mr. Harding, our President and Chief Financial Officer, agreed to vote his shares of common stock in favor of the director nominee of HP A&M pursuant to a voting agreement for the same period that the Company is obligated to solicit proxies for the HP A&M director nominee.
Liquidation
          In the event of any liquidation, dissolution or winding up of Pure Cycle, holders of the common stock have the right to a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any preferred stock then outstanding.
Redemption
          Our common stock is not redeemable or convertible.
Other Provisions
          All outstanding common stock is, and the common stock offered by this prospectus, if issued in the manner described in this prospectus and the applicable prospectus supplement, will be fully paid and non-assessable. Holders of our common stock have no preemptive rights.
          You should read the prospectus supplement relating to any offering of common stock for the terms of the offering, including the number of shares of common stock offered, any initial offering price and market prices relating to the common stock.
LEGAL MATTERS
          The validity of the securities offered by this prospectus will be passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.
EXPERTS
          Our financial statements as of August 31, 2009 and 2008 and for each of the three years in the period ended August 31, 2009 and management’s assessment on the effectiveness of internal control over financial reporting as of August 31, 2009 (which is included in “Management’s Report on the Internal Control over Financial Reporting” in Part I – Item 9A of our 2009 Annual Report on 10-K) have been incorporated by reference herein to our 2009 Annual Report on Form 10-K in reliance upon the report of

GHP Horwath, P.C., an independent registered public accounting firm, given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
          We are subject to the information requirements of the Exchange Act and in accordance therewith, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Requests for copies should be directed to the SEC’s Public Reference Section, Judiciary Plaza, 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
          The SEC allows us to “incorporate by reference” certain information we have filed with them, which means we can disclose important information to you by referring you to those documents. The following documents, which were previously filed with the SEC pursuant to the Exchange Act, are hereby incorporated by reference in this prospectus, excluding any disclosures therein that are furnished and not filed:
•	our Annual Report on Form 10-K for the year ended August 31, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended November 30, 2009;

•	our Quarterly Report on Form 10-Q for the quarter ended February 28, 2010; and

•	our Quarterly Report on Form 10-Q for the quarter ended May 31, 2010.
          In addition, all reports and other documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the registration statement on Form S-3 of which this prospectus is a part and prior to the termination of the offering of the securities described in this prospectus shall be deemed to be incorporated by reference into this prospectus and shall be a part hereof from the respective dates of filing such reports and documents (excluding any disclosures therein that are furnished and not filed).
          Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced, as applicable, for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any subsequently filed document that also is deemed to be incorporated by reference in this prospectus, modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.
          Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or the documents incorporated by reference in this prospectus, each such statement being qualified in all respects by such reference.

          Each person, including any beneficial owner to whom a prospectus is delivered, may receive a copy of any of these filings, at no cost, by writing or calling Pure Cycle Corporation, Attn: Secretary, at 500 East 8th Avenue, Suite 201, Denver, Colorado 80203, Telephone: 303-292-3456 or by contacting the SEC as described above.

          You should rely only on the information incorporated by reference or provided in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or to any person to whom an offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.
PURE CYCLE CORPORATION
COMMON STOCK

PROSPECTUS